SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
February 23, 2005


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

685,364

8. SHARED VOTING POWER

30,344

9. SOLE DISPOSITIVE POWER

2,134,496_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,134,496

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.36%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.3 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The reporting person has submitted the letter in Exhibit A to the issuer and its Board of Directors.


Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A. Letter to Issuer and Board of Directors.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/24/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

Exhibit A.

 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   February 23, 2005

Bruce A. Rosenblum, Corporate Secretary
The Board of Directors
The New Germany Fund, Inc.
345 Park Avenue
New York, NY 10154

Dear Mr. Rosenblum and Board Members:

In our previous letter, we made a good faith effort to comply with the advance notice provision of The New Germany Fund's bylaws with respect to (1) our proposed nominees to the board and
(2) a proposal that shareholders of the Fund be afforded an opportunity to realize net asset value for their shares as soon
as practicable.   We also asked you to specify any perceived
deficiencies in our notice. In your letter of February 17, 2005, you did not specify any perceived deficiencies but stated that because our nominees did not qualify under the Fund's qualifications bylaw (which we believe is illegal), "it would not be worthwhile to expend the Fund's resources pointing out other failures to comply with the by-law requirements."
Litigation over our compliance with the Fund's advance notice requirement would require a vastly greater expenditure of the Fund's resources than simply specifying the perceived deficiencies in our advance notice letter so that we can promptly cure them. Therefore, we want to afford you another opportunity to tell us specifically what deficiencies need to be cured (other than the acknowledged failure of our nominees to satisfy the Fund's qualifications bylaw).
We seem to have struck a nerve by exposing the directors' motives in refusing to waive or eliminate their antidemocratic qualifications bylaw. You make the unsupported assertion that any comparison between our challenge to the qualifications bylaw and the courageous turnout by Iraqi voters in the face of terrorist threats is "of course, inapt and in poor taste." If it is impolite to point out an embarrassing truth, i.e., that the directors are acting like sore losers after shareholders approved our open-ending proposal, we plead guilty.
In far worse taste is the directors' refusal to forsake a bylaw that disenfranchises shareholders while they hypocritically claim that their refusal is in the best interest of shareholders. Before he was removed from power, Saddam Hussein claimed that cementing his control over Iraq was in the best interest of the Iraqi people. He proceeded to hold a sham election in which he got 100% of the votes. By refusing to abandon their antidemocratic qualifications bylaw, the directors seek a similar outcome at the Fund's annual meeting. Both Saddam and the directors of The New Germany Fund are guilty of using their power illegitimately to guarantee victory by holding a sham election. Make no mistake. The directors of The New Germany Fund and their corrupt lawyers are not fooling anyone. It is obvious that their real goal is to retain control over the Fund even if shareholders want to elect other persons as directors. Here is a fundamental truth that you and your sleazy lawyers should tattoo on your arms: "It is always in the shareholders' interest to have a fair election." The qualifications bylaw prevents a fair election because it bars shareholders from electing the directors of their own choice. Fortunately, there is one difference between Iraq under Saddam and The New Germany Fund under your rule. Under Saddam, Iraqis did not have recourse to an independent judiciary. We do and we cannot envision any judge in this country buying the argument that the shareholders cannot elect the persons of their choice because the directors who would otherwise be ousted determined that those persons do not "qualify." Your lawyers know that they will lose in court but they don't care as long as they get paid. If you don't believe us, ask them if they will work on a contingency basis.
To paraphrase Ronald Reagan's challenge to Soviet General Secretary Gorbachev at the Berlin Wall in 1987, if the directors do not want to be labeled enemies of democracy, let them stop acting like petty tyrants. Mr. Rosenblum, tear down this antidemocratic bylaw!

                                        Very truly yours,


                                   Phillip Goldstein
                                   Portfolio Manager